Endeavour Silver Produces 7.2 Million oz Silver and 60,000 oz Gold in 2015

VANCOUVER, BC -- (Marketwired - January 12, 2016) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) reports silver production was above guidance and gold production was in line with guidance in 2015. Endeavour owns and operates three silver mines in Mexico: the Guanaceví mine in Durango State and the Bolañitos and El Cubo mines in Guanajuato State.

In 2015, the Company produced 7,178,666 oz silver (on par with 2014) and 59,990 oz gold (down 5% compared to 2014). Silver equivalent production totalled 11.4 million oz at a 70:1 silver: gold ratio. In the Fourth Quarter, 2015, silver production was 1,732,765 ounces (oz) (14% lower compared to the Fourth Quarter, 2014) and gold production was 15,433 oz gold (up 2% compared to the Fourth Quarter, 2014).

Production Highlights for Fiscal 2015 (Compared to Fiscal 2014)

--  Silver production was flat year-on-year at 7,178,666 oz
--  Gold production decreased 5% to 59,990 oz
--  Silver equivalent production was 11.4 million oz (at a 70:1 silver: gold ratio)
--  Silver ounces sold totalled 7,301,698 oz
--  Gold ounces sold totalled 59,450 oz
--  Bullion inventory at year-end included 121,913 oz silver and 317 oz gold
--  Concentrate inventory at year-end included 72,583 oz silver and 967 oz gold

Production Highlights for Fourth Quarter, 2015 (Compared to Fourth Quarter, 2014)

--  Silver production decreased 14% to 1,732,765 oz
--  Gold production increased 2% to 15,433 oz
--  Silver equivalent production was 2.8 million oz (at a 70:1 silver: gold ratio)
--  Silver ounces sold totalled 1,682,572 oz
--  Gold ounces sold totalled 15,255 oz

Bradford Cooke, CEO and Director, commented, "Our mining operations group is to be commended for delivering another solid year of production in 2015. Guanaceví continued to perform better than plan and the completion of the Phase 2 mine expansion from 1,500 tpd to 2,200 tpd at El Cubo was a significant achievement, offsetting the planned lower production from Bolañitos.

"As precious metal prices continued their downturn in 2015, our main focus was on maintaining constant production, reducing operating costs and maximizing free cash flow. I am proud of our operating team for their ongoing efforts to reduce our all-in sustaining costs in this difficult environment. We remain committed to the process of continuous improvement at each of our mines."

Operating Highlights for 2015

Consolidated Production
----------------------------------------------------------------------------
 Three Months Ended Dec 31   Q4 2015 Highlights    Year Ended December 31
                       %                                                %
   2015      2014   Change                          2015      2014   Change
----------------------------------------------------------------------------
  406,387   374,212    9%    Throughput (tonnes)  1,563,802 1,404,406  11%
 1,732,765 2,009,172 (14%) Silver ounces produced 7,178,666 7,212,074  (0%)
  15,433    15,127     2%   Gold ounces produced   59,990    62,895    (5%)
                            Payable silver ounces
 1,686,330 1,950,037 (14%)        produced        6,991,639 6,996,916  (0%)
                             Payable gold ounces
  15,073    14,557     4%         produced         58,585    60,518    (3%)
                              Silver equivalent
 2,813,075 3,068,062  (8%)   ounces produced(1)  11,377,96611,614,724  (2%)
 1,682,572 2,000,253 (16%)   Silver ounces sold   7,301,698 6,539,686  12%
  15,255    13,635    12%     Gold ounces sold     59,450    58,323     2%
----------------------------------------------------------------------------

2015 Production by Mine
----------------------------------------------------------------------------
Production   Tonnes    Tonnes Grade Grade Recovery Recovery Silver    Gold
by mine      Produced  per    Ag    Au    Ag %     Au %     Oz        Oz
                       day    gpt   gpt
                              (2)   (2)
----------------------------------------------------------------------------
Guanaceví    431,431   1,182  295   0.62  84.1%    85.9%    3,440,748 7,390
Bolañitos    455,226   1,247  118   1.99  83.9%    82.3%    1,449,773 23,966
El Cubo      677,145   1,855  119   1.52  88.3%    86.5%    2,288,145 28,634
----------------------------------------------------------------------------
Consolidated 1,563,802 4,284  167   1.41  85.4%    84.7%    7,178,666 59,990
----------------------------------------------------------------------------

Fourth Quarter Production by Mine
----------------------------------------------------------------------------
Production   Tonnes    Tonnes Grade Grade Recovery Recovery Silver    Gold
by mine      Produced  per    Ag    Au    Ag %     Au %     Oz        Oz
                       day    gpt   gpt
                              (2)   (2)
----------------------------------------------------------------------------
Guanaceví    105,039   1,142  269   0.61  83.9%    86.2%    761,769   1,775
Bolañitos    103,878   1,129  90    1.88  83.6%    82.3%    251,363   5,166
El Cubo      197,470   2,146  131   1.57  86.5%    85.2%    719,633   8,492
----------------------------------------------------------------------------
Consolidated 406,387   4,417  156   1.40  84.9%    84.3%    1,732,765 15,433
----------------------------------------------------------------------------

1) Silver equivalents based on a 70:1 gold:silver ratio

2) gpt = grams per tonne

Guanaceví Mine

--  Silver and gold production both exceeded guidance due to mining higher grades than planned
--  Completed 9,550 metres (m) of exploration drilling in 38 holes
--  Completed 4.6 kilometres (km) of mine development
--  Developed new southeast extension of the Santa Cruz orebody
--  Explored extensions of silver mineralization at Porvenir Centro and
    Santa Cruz Sur
--  Ore grades are now declining slowly towards planned grades
--  Planted 7,682 trees in 2015 and received "Socially Responsible Company"
    Award

Bolañitos Mine

--  Silver production exceeded and gold met guidance due to higher throughput than planned
--  Completed 9,506 m of exploration drilling in 39 holes
--  Completed 4.1 km of mine development
--  Developed the new LL-Asunción mine and started access ramp to the
    Plateros orebody
--  Explored and delineated LL-Asunción orebody
--  Mine output contracted from 1,600 tpd to 1,000 tpd at slower pace than planned
--  Successfully transitioned main production from Lucero mine to LL-
    Asunción mine
--  Planted 8,291 trees in 2015 and received "Socially Responsible Company"
    Award

El Cubo Mine

--  Silver production met guidance but gold production was below guidance due to lower than planned grades and recoveries
--  Completed 11,197 m of exploration drilling in 47 holes
--  Completed 12.6 km of mine development
--  Developed extensions of the V-Asunción and Santa Cecilia mines to increase production
--  Explored and delineated the V-Asunción orebody
--  Successfully expanded mine output from 1,500 tpd to 2,200 tpd by year-
    end
--  Planted 5,655 trees in 2015 and received "Socially Responsible Company"
    Award

----------------------------------------------------------------------------
El Cubo               Tonnes Grade Grade
2015        Tonnes    per    Ag    Au    Recovery Recovery Silver    Gold
            Produced  day    gpt   gpt   Ag %     Au %     Oz        Oz
----------------------------------------------------------------------------
Q1          138,610   1,540  113   1.46  88.5%    84.7%    445,827   5,510
Q2          156,780   1,723  112   1.51  83.4%    85.4%    470,683   6,502
Q3          184,285   2,003  124   1.54  88.7%    89.1%    652,002   8,130
Q4          197,470   2,146  131   1.57  86.5%    85.2%    719,633   8,492
----------------------------------------------------------------------------
2015        677,145   1,855  119   1.52  88.3%    86.5%    2,288,145 28,634
----------------------------------------------------------------------------

Terronera Project

--  Completed 6,133 m of exploration drilling in 27 holes
--  Expanded and delineated silver-gold mineralization within the Terronera vein system
--  Commenced pre-feasibility study in January but slowed work when metal prices fell in Q3
--  Released preliminary economic assessment (PEA) in May using a base case
    1,000 tpd mine, producing 2.0 million oz silver and 15,000 oz gold annually
--  Generated $48.6 million after-tax net present value, 20% rate of return and 3.7 year payback period at a 5% discount rate, $18/oz silver price,
    14.5 MXN:USD exchange rate, $65 million capex, $9.16 AISC per oz silver production
--  Planted 10,050 trees in 2015

Upcoming Releases

Endeavour plans to release its updated reserve and resource estimate and its 2016 outlook with production guidance within the next two weeks.

About Endeavour Silver - Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com